

Mail Stop 4631

February 15, 2018

<u>Via E-mail</u>
Mr. Richard A. Costello
Chief Financial Officer
Green Brick Partners, Inc.
2805 Dallas Parkway, Suite 400
Plano, Texas 75093

    RE: **Green Brick Partners, Inc.**
          Form 10-K for the Year Ended December 31, 2016
          Filed March 13, 2017
          File No. 1-33530

Dear Mr. Costello:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ John Cash

              John Cash
              Accounting Branch Chief
              Office of Manufacturing and Construction